RAY & ASSOCIATES

ATTORNEYS AT LAW
5100 WESTHEIMER, SUITE 115
HOUSTON, TEXAS 77056

(713) 627-7111
FAX (713) 627-7110

June 9, 2015

Bob Bedwell
Mallah Furman, CPA
900 South Pine Island Road, #110
Fort Lauderdale, FL 33324

Re: eDoorways International Corporation as of March 25, 2013

Dear Mr. Bedwell:

As my client, eDoorways Corporation has requested that I furnish to you information concerning matters that I have been engaged in and which I have devoted substantial attention to on behalf of eDoorways International Corporation in the form of legal consultation and representation.

On June 12, 2002 GK Intelligent Systems, now eDoorways, executed a promissory note to BDO Seidman, LLP for $85,000.00 due in full on March 1, 2003. Under V.T.C.A., Civil Practice & Remedies Code Section 16.004 *Four-Year Limitations Period*, a person must bring suit on an action for debt not later than four years after the day the cause of actions accrues. It is my opinion that this debt is no longer enforceable against eDoorways. This also applies to the scheduled debts shown on the attached schedule of 37 debts totaling $1,594,905.

I have not handled any Securities and Exchange Commission matters for my client.

I know of no unasserted possible claims or assessments that must be disclosed in accordance with Statement of Financial Accounting Standards No. 5. I will disclose same to you during the course of my legal representation as they, if any, are recognized.

Please do not hesitate to contact me if you should need any additional information.

Very truly yours,

Arne M. Ray

AMR/bm